[Letterhead of DMC]
November 25, 2015
VIA EMAIL AND EDGAR
John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Dynamic Materials Corporation
Form 10-K for the year ended December 31, 2014
Filed March 16, 2015
File No. 1-14775

Dear Mr. Cash:

Dynamic Materials Corporation, a Delaware corporation (the “Company”), hereby responds to the comments received by the Company from the staff of the Securities and Exchange Commission (the “Commission”) set forth in its letter, dated November 17, 2015 (the “Comment Letter”) with respect to the above referenced report. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s response.

Item 1. Business, page 3

DynaEnergetics, page 8

1.
In future filings, when material to your business, please include a discussion of new products and product designs, particularly if you have made public announcements regarding that product. See Item 101(c)(ii). For instance, we note DynaStage featured prominently in all four quarterly earnings calls in 2014, that this new product was a key display at domestic and global industry-wide conferences, that it was patent pending as early as your 2014 Second Quarter, and that it is featured prominently on DynaEnergetics’ online product catalog.

Response: In future filings, we will include in the description of our Business a discussion of new products and product designs that we expect may have a material impact on our operations.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.
Please revise this section in future filings to include, if material, substantive disclosure on prospective developments and strategies that may materially affect your company. Your current disclosure beginning on page 28 contains a list of factors that broadly affect your segments, but there is minimal disclosure addressing management’s views about the trends and uncertainties you reasonably expect will have a material impact on your operations. For instance, we note your risk

Securities and Exchange Commission
Division of Corporation Finance
November 25, 2015

factors explain that the success of DynaEnergetics is linked to the level of exploration, development and production activity of oil and natural gas companies and oilfield service companies. Further, in earnings calls throughout 2014, management expressed expectations on investment activity in the industry, oil prices and the associated impact on your industry, trends in currency translation, and facility closures, consolidations, and expansions around the globe. Additionally, due to the oil and gas industry economic environment, you disclose that you froze the salary of the top 20% of the Company’s salaried employees in 2014. In the future, to the extent material, please enhance your discussion of any particular trends, events or uncertainties you expect may have a material impact on your operations. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K.

Response: In future filings, the Company will include in our Management’s Discussion and Analysis a more specific discussion of any known trends or uncertainties that we expect may have a material impact on our operations.

Item 15. Exhibits and Financial Statement Schedules, page 107

2.
We note that you hold leases for numerous operational facilities, such as your headquarters, your primary domestic shooting site located in Dunbar, Pennsylvania, and portions of your sites in Würgendorf and Dillenburg, Germany. Please file any material leases as exhibits to your future Exchange Act filings. See Item 601(b)(10)(ii)(D).

Response: Material leases will be included as exhibits in the Company’s next annual report on Form 10-K.

In response to the Commission’s comment, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses above or any other matter, please contact the undersigned at (303) 604-3909 or our outside securities counsel, Garth Jensen of Sherman & Howard LLC, at (303) 299-8257.

Sincerely,

By:	/s/ Michael Kuta
Michael Kuta
Chief Financial Officer

cc:	Garth Jensen, Sherman & Howard